UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

9 August 2016

Commission File Number: 001-14958

National Grid plc ———————————————————————————————————
(Translation of registrant’s name into English)

1-3 Strand London WC2N 5EH, England
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Announcement sent to the London Stock Exchange on 9 August 2016:-‘National Grid
plc – Scrip Dividend’

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Grid plc

Date: 9 August 2016	By:	/s/ Alice Morgan
	Name:	Alice Morgan
	Title:	Assistant Company Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement sent to the London Stock Exchange on 9 August 2016:-‘National Grid plc – Scrip Dividend’